UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2013 (Report No. 3)

Commission File Number: 000-30827

CLICKSOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

94 Em Hamoshavot Road

Petach Tikva 49527, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

On July 11, 2013 the Company announced the final vote tally from its Annual General Meeting of Shareholders that was held on July 8, 2013, as follows:

1.	To approve the appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the Company’s independent registered public accounting firm for the year ending December 31, 2013 and for such additional period until the next Annual General Meeting of Shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to fix the remuneration of the auditors.

For	Against	Abstain
19,387,964	115,432	111,657

2.	To approve a compensation policy for the Company's directors and officers, in accordance with the requirements of the Israeli Companies Law.

For	Against	Abstain
17,144,751	1,815,503	625,153

3.	To re-elect Mr. Menahem Shalgi, as an “External Director” of the Company (as such term is defined in the Israeli Companies Law 5759-1999), to hold office as an External Director for a three year term and to approve his compensation as an External Director.

For	Against	Abstain
12,987,034	5,944,973	653,401

4.	To ratify and approve the appointment of Dr. Moshe BenBassat as both Chairman of the Board of Directors and Chief Executive Officer of the Company for a period of three years from the Meeting.

For	Against	Abstain
10,815,264	8,147,150	622,994

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5.	To approve the grant of options to Dr. Moshe BenBassat for the purchase of 90,000 Ordinary Shares of the Company.

For	Against	Abstain
11,672,760	7,873,657	38,991

Resolution 1 was duly adopted by at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy.

Resolutions 2, 3 and 5 were duly adopted by at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy and such majority included at least a majority of the total votes of shareholders who are not controlling shareholders of the Company and do not have a personal interest in the resolution.

Resolution 4 did not receive a sufficient number of votes as required by Israeli law, and therefore is not approved. Although the resolution received a majority of the votes present and voting at the meeting in person or by proxy, it did not receive the required majority under Israeli law which requires at least a two-thirds majority of the total votes of shareholders who are not controlling shareholders of the Company and who do not have a personal interest in the resolution.

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The press release attached to this Form 6-K of CLICKSOFTWARE TECHNOLOGIES LTD. is incorporated by reference into the Registration Statements on Form S-8 (registration numbers 333-42000, 333-115003, 333-135435, 333-141307, 333-149825, 333-158839, 333-166028,333-173200, 333-180433, and 333-187488) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICKSOFTWARE TECHNOLOGIES LTD. (Registrant)

	By:	/s/ Shmuel Arvatz
Name: Shmuel Arvatz
Title: Executive Vice President and
Chief Financial Officer

Date: July 11, 2013

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